NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Visteon Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on March 30, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation based its determination on the 'abnormally low' selling price of the Company's common stock, which closed at $0.07 on March 3, 2009 with a resultant market capitalization of approximately $9.1 million. The Company has previously fallen below the New York Stock Exchange's ('NYSE') continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of less than $75 million and total stockholders' equity of less than $75 million. In addition, prior to the NYSE's February 26, 2009 rule filing submitted to the U.S. Securities and Exchange Commission ('SEC') to temporarily suspend the $1.00 minimum share price requirement, the Company had previously been notified that it had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period. 1. The Exchange's Listed Company Manual, Sections 802.01D states, in part, that the Exchange may delist a security of either a domestic or non-U.S. issuer when: The security has 'an abnormally low selling price'. 2. The Exchange, on March 4, 2009, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 6, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on March 4, 2009 and by letter on March 5, 2009. 3. Pursuant to the above authorization, a press release was issued on March 4, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 4, 2009 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 6, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.